UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.004 per share
(Title of Class of Securities)

518613203
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR 2006 Fund (Overseas), Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,049,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Associates 2006 (Overseas), Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,049,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR 2006 Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,049,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,049,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,049,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,049,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,049,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,902,112*

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
31,792,064*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,049,228*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR Partners II (International), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
97,496*

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
1,050,119*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,244,612*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
KKR PI-II GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
97,496*

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
1,050,119*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,244,612*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
110,146,724*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,842,183*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,146,724*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSON
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
110,146,724*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,842,183*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,146,724*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on February 16, 2017, as amended by Amendment No. 1 filed on April 25, 2018 and Amendment No. 2 filed on November 20, 2018 (as amended, the “Statement”). This Amendment No. 3 reflects, among other things, a reduction in reported beneficial ownership due to a sale of Class A Common Stock by Wengen Alberta, Limited Partnership (“Wengen”) on behalf of certain of its investors, other than the Reporting Persons.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Statement.  Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Statement.

This Statement is being filed by:

(i)          KKR Partners II (International), L.P., a Cayman Islands exempted limited partnership (“KKR Partners II”);

(ii)         KKR PI-II GP Limited, a Cayman Islands exempted limited company (“KKR Partners II GP”);

(iii)        KKR 2006 Fund (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR 2006 Overseas”);

(iv)        KKR Associates 2006 (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR Associates 2006”);

(v)         KKR 2006 Limited, a Cayman Islands exempted limited company (“KKR 2006 Limited”);

(vi)        KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(vii)       KKR Fund Holdings GP Limited, a Cayman Islands exempted limited company (“KKR Fund Holdings GP”);

(viii)      KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);

(ix)        KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);

(x)         KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xi)        Henry R. Kravis, a United States citizen; and

(xii)       George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xii) are collectively referred to herein as the “Reporting Persons”).

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Statement is hereby amended and restated as follows

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 110,146,724 shares of Class A Common Stock, which represents, in the aggregate, approximately 50.1% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, including as a result of their indirect ownership of Class B Common Stock through Wengen.

Wengen beneficially owns an aggregate of 101,147,116 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including certain investment funds and other investors affiliated with or managed by KKR, CPV Partners, LLC (together with its affiliates, “CPV”), StepStone Group LP (together with its affiliates, “StepStone”), Sterling Fund Management, LLC (together with its affiliates and investment funds managed by it, “Sterling”) and Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps” and, collectively with KKR, CPV, StepStone and Sterling, the “Wengen Investors”). The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker, the Issuer’s founder, Steven M. Taslitz, a director of the Issuer, and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined in Item 6 below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including the KKR Investors, and certain of their affiliates may be deemed to have shared voting power over the 102,102,116 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 101,147,116 shares of Class B Common Stock held by Wengen, KKR 2006 Overseas and KKR Partners II may be deemed to have voting and investment power over 22,889,952 and 952,623 shares of Class B Common Stock owned directly by Wengen, respectively.  The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below. Based on information provided by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission on April 12, 2019, an aggregate of 540,872 shares of Class B Common Stock was subject to such voting proxy as of February 28, 2019.

Each of KKR 2006 Overseas and KKR Partners II directly holds 8,902,112 and 97,496 shares of Class A Common Stock, respectively.  As a result of their direct ownership of Class A Common Stock and their indirect interest in Class B Common Stock held by Wengen, in the aggregate, KKR 2006 Overseas and KKR Partners II may be deemed to have a direct economic interest in 31,792,064 and 1,050,119 shares of Common Stock, respectively, for a total interest of 32,842,183 shares of Common Stock, equal to 14.6% of the total Common Stock.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 219,935,739 shares of Class A Common Stock which includes (1) 117,833,623 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s prospectus supplement filed by the Issuer with the SEC on June 14, 2019 (the “Prospectus Supplement”) under the Issuer’s registration statement on Form S-3 (File No. 333-224405), plus an additional 955,000 shares of Class A Common Stock outstanding attributable to the conversion of Class B Common Stock into Class A Common Stock in connection with the underwriter’s exercise of the option to purchase such shares from Wengen and (2) 101,147,116 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen in each case, outstanding following the completion of the offering described below. The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

Each of KKR Associates 2006 (as the general partner of KKR 2006 Overseas), KKR 2006 Limited (as the general partner of KKR Associates 2006), KKR Fund Holdings (as the sole shareholder of each of KKR 2006 Limited), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR & Co. (as the sole shareholder of KKR Group Holdings), KKR Management (as the Class B common stockholder of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities held directly by KKR 2006 Overseas and Wengen, in each case, as described more fully in this Statement.

KKR Partners II GP (as the general partner of KKR Partners II) may be deemed to be the beneficial owner of the securities held directly by KKR Partners II and Wengen.  In addition, Messrs. Henry R. Kravis and George R. Roberts, may be deemed to be the beneficial owner of the securities held directly by KKR Partners II, and each disclaims beneficial ownership of such securities.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owners of any securities covered by this Statement.

Wengen, the other Wengen Investors and certain of their affiliates separately report their beneficial ownership of Class A Common Stock on separate Schedule 13D filings.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock. Any beneficial ownership of Class A Common Stock by the KKR  Directors is listed on Annex A.

(c) On June 17, 2019, Wengen as the sole selling stockholder, consummated its sale of 10,000,000 shares of Class A Common Stock, plus an additional 955,000 shares of Class A Common Stock pursuant to an option granted to the underwriter, on behalf of certain investors in Wengen not including the KKR Investors, in an underwritten block trade (the “June 2019 Offering”) as set forth in the Prospectus Supplement. Wengen received net proceeds (before expenses) of $15.3032 per share of Class A Common Stock. BMO Capital Markets Corp. acted as underwriter in the June 2019 Offering.  The KKR Investors did not receive any proceeds from the June 2019 Offering.

Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 or the KKR Directors has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

In connection with the June 2019 Offering, on June 12, 2019, Wengen entered into a Lock-Up Agreement (the “June 2019 Lock-Up Agreement”) with the underwriter. The June 2019 Lock-Up Agreement provides that Wengen will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the underwriter, for a period of 60 days after the date of the final prospectus supplement used to sell securities in the June 2019 Offering (subject to certain exceptions and termination provisions specified in the June 2019 Lock-Up Agreement).

The description of the June 2019 Lock-Up Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit L to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

L.     Lock-Up Agreement dated June 12, 2019 (incorporated herein by reference to Exhibit M to Amendment No. 4 to Schedule 13D, filed by Wengen Alberta, Limited Partnership on June 19, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2019

KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR Associates 2006 (Overseas), Limited Partnership, its general partner
By:	KKR 2006 Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR 2006 Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR 2006 LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings Corp., a general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR PARTNERS II (INTERNATIONAL), L.P.

By:	KKR PI-II GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR PI-II GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact